Exhibit 99.2

ANNUAL MEETING OF STOCKHOLDERS OF CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION December 12, 2008 Please sign, date and mail your proxy card in the envelope provided as soon as possible. 20430000000000000000 8 121208 Signature of Stockholder Date: Signature of Stockholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. 1. To re-elect four (4) directors in accordance with Regulation 83A and 83B of our Articles of Association; Alan Li Ju Zhang Xinping Shi Yezhong Ni 2. To consider and approve the 2008 Stock Option Plan of the Company; 3. The proxies are authorized to vote in their discretion upon such other matters as may properly come before the meeting. The shares represented by this proxy will be voted in the manner directed. In the absence of any direction, in respect of Proposal No.1 and Proposal 2 (whether by abstention, broker non-vote or otherwise), the shares are not considered as votes cast. FOR AGAINST ABSTAIN FOR ALL NOMINEES WITHHOLD AUTHORITY FOR ALL NOMINEES FOR ALL EXCEPT (See instructions below) INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: NOMINEES: THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF DIRECTORS AND “FOR” PROPOSAL 2. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x —— Please detach along perforated line and mail in the envelope provided

PROXY CARD PROXY PROXY CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION (Solicited on behalf of the Board of Directors) The undersigned holder of Common Stock, revoking all proxies heretofore given, hereby constitutes and appoints Alan Li, Proxy, with full power of substitution, for the undersigned and in the name, place and stead of the undersigned, to vote all of the undersigned’s shares of said stock, according to the number of votes and with all the powers the undersigned would possess if personally present, at the 2008 Annual Meeting of Stockholders of CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION to be held at Unit 1712-13, Tower 1, Admiralty Centre, 18 Harcourt Road, Hong Kong, on Friday, December 12, 2008 at 10:00 A.M., Hong Kong time, and at any adjournments or postponements thereof. The undersigned hereby acknowledges receipt of the Notice of Meeting and Proxy Statement relating to the meeting and hereby revokes any proxy or proxies heretofore given. Each properly executed Proxy will be voted in accordance with the specifications made on the reverse side of this Proxy and in the discretion of the Proxies on any other matter that may come before the meeting. Where no choice is specified (whether by abstention, broker non-vote or otherwise), the shares are not considered as votes cast FOR all listed nominees to serve as directors and FOR each of the proposals set forth on the reverse side. (Continued and to be signed on the reverse side) 14475